

Mail Stop 3233

October 6, 2016

<u>Via E-mail</u>
Michael Lehrman
Chairman and Chief Executive Officer
Rodin Global Property Trust, Inc.
110 E. 59th Street
New York, NY 10022

> **Re:** **Rodin Global Property Trust, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-11**
> **Submitted September 14, 2016**
> **CIK No. 001666244**

Dear Mr. Lehrman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to prior comment 1. Please tell us, with a view toward revised disclosure, why you refer to the board's ability to use funds on a *monthly* basis despite the plan being based on each quarter, not each month. Also, please tell us why you will "attempt to honor" requests on a pro rata basis when you are otherwise unable to purchase all shares requested to be repurchased during a quarter. Finally, we reissue the portion of the prior comment in which we sought your analysis of your ability to automatically repurchase shares from holders who would hold fewer shares than the minimum purchase requirements as a result of an existing repurchase request.

2. Please add disclosure regarding the timing and circumstances surrounding your change in name from Rodin Global Access Property Trust, Inc. to Rodin Global Property Trust, Inc.

Questions and Answers About this Offering

What kind of offering is this?, page 2

3. If known, please disclose throughout the prospectus when during each quarter you expect to publish any adjustments to the offering prices or, if you do not expect this to occur at the same time each quarter, please disclose this fact.

Risk Factors

Risks Related to an Investment in Us

Valuations and appraisals of our properties…, page 29

4. We note your disclosure that "[b]ecause the price you will pay for Class T Shares or Class I Shares…are based on our estimated NAV per share…." Please revise to reflect that the price investors will pay for each share class will be based on your estimated NAV per share after you commence valuations.

Estimated Use of Proceeds, page 64

5. Please remove the adjustment for sponsor support of selling commissions and dealer manager fees from the use of proceeds table. The contingent reimbursement to your advisor is a cost to the business; it is our view that these amounts should be reflected in the Use of Proceeds Table. Please ensure that the Use of Proceeds Table deducts the selling commissions and dealer manager fees in computing the amount available for investment given the fact that the advisor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right. Footnote disclosure may convey the sponsor support; however, this amount should not be added back into net proceeds in the table.

6. In a footnote to the table on page 65, please provide a description of the acquisition expenses you intend to pay to your Advisor or its affiliates.

Management

The Advisory Agreement, page 76

7. We note your statement that compensation to your advisor may be increased "subject to approval by our independent directors and the other limitations in our advisory agreement

and our charter." Please revise to disclose, if true, that the company may increase fees payable to the advisor without shareholder consent.

Certain Prior Experience

Cantor Commercial Real Estate, page 78

8. We note your response to comment 2. To the extent you believe that CCRE's 2015 and 2016 CMBS securitization performance is a material adverse business development or condition with respect to CCRE, please disclose this development in your prospectus.

Net Asset Value Calculation and Valuation Procedures, page 118

9. We note your disclosure that, with the approval of your board of directors, including a majority of your independent directors, you will engage an independent valuation firm to calculate your NAV. Please confirm that your quantitative NAV disclosures will be expertised. If your NAV disclosures will be expertised, please confirm that you will file the third party consent and revise your expert section to identify the expert and the disclosures being expertised, when appropriate.

10. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

11. Please revise to clarify how you intend to value the sponsor reimbursement right for purposes of calculating NAV.

Plan of Distribution, page 169

12. We note your disclosure that "[p]romptly following any adjustment to the offering prices per share, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC disclosing the adjusted offering prices and the effective date of such adjusted offering prices, and we will also post the updated information on our website at *www.rodinglobalpropertytrust.com*." We also note your disclosure on page 30 that "[i]nvestors will purchase shares at the offering price that is effective at the time that his or her completed subscription agreement has been accepted by our dealer manager. As a result, the offering price may change prior to the acceptance of such subscription by our dealer manager from the price that was effective at the time such investor submitted his or her subscription agreement." Please tell us how you intend to update investors if there has been a change in NAV after the time an investor submits a subscription agreement and prior to the subscription agreement being accepted by your dealer manager. Please also tell us how you determined that this is an appropriate pricing mechanism for a continuous offering since the investor is not provided with an opportunity to withdraw the subscription after notification of the new price.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Judith D. Fryer, Esq.
       Joseph A. Herz, Esq.
       Greenberg Traurig, LLP